SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 1-7553

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investment Savings Plan for Employees of

Fort Wayne Newspapers, Inc.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knight-Ridder, Inc.

50 W. San Fernando Street, Suite 1500

San Jose, CA 95113

REQUIRED INFORMATION

1. Not applicable

2. Not applicable

3. Not applicable

4. The Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc.

Date: June 24, 2004	By:	/s/ Gregory A. Johnson
Gregory A. Johnson
Administrative Committee Member

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc.

December 31, 2003 and 2002, and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Financial Statements and

Supplemental Schedule

December 31, 2003 and 2002, and

for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Vanguard Fiduciary Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2002 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2002. The form and content of the information included in the 2002 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and changes in its net assets available for benefits for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2003, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

April 22, 2004

San Jose, California

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$14,812,309	$11,258,585

Receivables:
Employer contributions	10,334	21,338
Participant contributions	27,163	56,724

Total receivables	37,497	78,062

Net assets available for benefits	$14,849,806	$11,336,647

See accompanying notes.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Net appreciation in fair value of investments	$2,417,072
Interest and dividend income	271,824

Contributions:
Employer	283,103
Participants	1,091,119

Total contributions	1,374,222

Total additions	4,063,118

Deductions
Benefits paid to participants	549,959

Total deductions	549,959

Net increase	3,513,159

Net assets available for benefits:
Beginning of year	11,336,647

End of year	$14,849,806

See accompanying notes.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Fort Wayne Newspapers, Inc. (the “Company”). An eligible employee (as defined in the Plan) may participate in the Plan (i) after completing one year of service and working at least 1,000 hours during the first twelve months of employment or during any later plan year or, (ii) earlier, upon contributing to the Plan substantially all of a vested lump sum benefit earned under a qualified retirement plan maintained by a previous employer.

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”), and includes a qualified cash or deferred arrangement as defined in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of ERISA.

The Company is a member of the Knight-Ridder, Inc. (“KRI”) consolidated group.

Contributions

Subject to statutory limits, participants in the Plan may elect to contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Participants may also contribute up to 20% of their eligible compensation on an after-tax basis. In addition, participants may make qualified rollover contributions to the Plan from other qualified defined contribution or defined benefit plans. The Company generally makes matching contributions of 50% of the first 6% of compensation that a participant contributes to the Plan per pay period.

Effective July 1, 2003, participants are allowed to direct their contributions into any of the Plan’s investment fund options, including the KRI Common Stock Fund. Prior to July 1, 2003, participants could direct the investment of their contributions into any combination of the Plan’s investment options except the KRI Common Stock Fund, which invested primarily in KRI common stock. The matching contributions made by the Company may be invested by the participant in the same funds designated for participant contributions, as well as the KRI Common Stock Fund.

Investment Options

Participants may elect to contribute to any of the following sixteen funds:

•	Vanguard Prime Money Market Fund
•	Vanguard Retirement Savings Trust
•	Vanguard Total Bond Market Index Fund
•	Vanguard Long-Term Corporate Fund
•	Vanguard Wellington Fund
•	Vanguard 500 Index Fund
•	Vanguard LifeStrategy Income Fund
•	Vanguard LifeStrategy Conservative Growth Fund
•	Vanguard LifeStrategy Moderate Growth Fund
•	Vanguard LifeStrategy Growth Fund
•	Vanguard Windsor Fund
•	Vanguard Morgan Growth Fund
•	Vanguard Mid-Cap Index Fund
•	Vanguard Explorer Fund
•	Vanguard International Growth Fund
•	Knight-Ridder, Inc. Common Stock Fund

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions and reflects an allocation (based on participant account balances) of (i) Company matching contributions and (ii) earnings and losses of each fund in which a participant elects to contribute. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in Company matching contributions is based on years of service. Participants generally become 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service, and 100% vested after five years of service.

Participants forfeit non-vested Company matching contributions and earnings upon termination of employment. All amounts forfeited are used to first restore non-vested account balances for currently rehired former participants, if any, and then to reduce future Company matching contributions.

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates. Loan terms may not exceed five years unless the loan is used to purchase the participant’s primary residence, in which case repayment must be made within 15 years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On or after termination of service, participants may elect a lump-sum distribution of the vested interest in their account. Distributions to employees are limited to the distribution of after-tax contributions and earnings, distribution after age 59½, or when certain hardship criteria are met.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company, or at the Company’s discretion, may be paid in whole or in part from plan assets. During 2003, substantially all expenses were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to amend the plan document to discontinue future matching contributions or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The value of KRI common stock is based on the New York Stock Exchange quoted closing value on the last business day of the plan year. The fair value of the investment in the common/collective trust fund is based on the quoted redemption value on the last business day of the plan year. The money market account is valued on the basis of historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

3. Investments

All investment information disclosed in the accompanying financial statements at December 31, 2002, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Vanguard Fiduciary Trust Company, the trustee.

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$2,266,230
Common stock	150,842

$2,417,072

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Knight-Ridder, Inc. common stock	$831,331	$689,714
Vanguard 500 Index Fund	2,485,431	1,719,364
Vanguard Explorer Fund	766,394	615,455
Vanguard Long-Term Corporate Fund Investor Shares	872,590	825,521
Vanguard Prime Money Market Fund	1,297,206	1,242,272
Vanguard Retirement Savings Trust	1,018,349	842,176
Vanguard Wellington Fund Investor Shares	1,264,753	945,294
Vanguard Windsor Fund	4,221,246	2,870,319

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5. Related Party and Party-in-Interest Transactions

The Plan invests in KRI common stock. As the Company is a member of the KRI consolidated group, these investments constitute party-in-interest transactions. Purchases and sales of KRI common stock for the year ended December 31, 2003, totaled $109,523 and $83,442, respectively.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

EIN# 35-1181412, Plan #002

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Vanguard Fiduciary Trust Company:
	Mutual funds:
	500 Index Fund	24,208 shares	$2,485,431
	Explorer Fund	11,679 shares	766,394
	International Growth Fund	25,270 shares	412,451
	LifeStrategy Conservative Growth Fund	4,858 shares	70,642
	LifeStrategy Growth Fund	5,660 shares	102,786
	LifeStrategy Income Fund	2,001 shares	26,413
	LifeStrategy Moderate Growth Fund	7,767 shares	129,017
	Long-Term Corporate Fund Investor Shares	94,131 shares	872,590
	Mid-Cap Index Fund	17,492 shares	229,673
	Morgan Growth Fund	21,803 shares	324,214
	Total Bond Market Index Fund	20,894 shares	215,421
	Wellington Fund Investor Shares	43,900 shares	1,264,753
	Windsor Fund	259,609 shares	4,221,246

	Common/collective trust fund:
	Retirement Savings Trust	1,018,349 shares	1,018,349

	Money market fund:
	Prime Money Market Fund	1,297,206 shares	1,297,206

*	Knight-Ridder, Inc. common stock	10,745 shares	831,331

*	Participant loans	Interest rates ranging from 4% -11%, maturing through 2015	544,392

	Total investments		$14,812,309

*	Indicates a party-in-interest.

Column (d), cost, has been omitted, as all investments are participant-directed.

Supplemental Schedule